Exhibit 99.2

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting, discounts and commissions) incurred or borne by or for the account of Hydro-Québec (the “Issuer”) in connection with the issuance and sale of the 1.375% Global Notes Series JP due June 19, 2017 or properly chargeable thereto, including legal, engineering, certification and other charges.

Rating fees and expenses	U.S.$201,000
Reimbursement of Underwriters’ expenses	125,000
SEC filing fees and expenses	123,147
Audit fees	105,000
Legal fees and expenses	90,000
Fiscal Agent and registrar fees and expenses	42,500
Printing fees and expenses	10,253